Mail Stop 3561

March 20, 2007

David Murphy
Chief Financial Officer
Host America Corporation
Two Broadway
Hamden, Connecticut 06518-2697

> **Re: Host America Corporation**
> **Form S-1**
> **Filed February 20, 2007**
> **File No. 333-140788**

Dear Mr. Murphy:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1. Please revise the summary to include a brief overview of the key aspects of the transaction pursuant to Item 503(a) of Regulation S-K. For example, briefly discuss the material terms of the Shelter Island Term Loan and the warrants issued in connection with the loan to the selling shareholder.

Shelter Island Term Loan, page 31

2. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to the selling shareholder, any affiliate of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (including any premium above the original issue discount, interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the note in this disclosure, other than the premium above the original issue discount.

    Please also provide us with disclosure of the net proceeds to the issuer from the sale of the note and warrants and the total possible payments to the selling shareholder and any of their affiliates in the first year following the sale of the note and warrants.

3. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the total possible profit the selling shareholder could realize as a result of any conversion discounts for the securities underlying the warrants, presented in a table with the following information disclosed separately:

    -   the market price per share of the underlying securities on the date of the sale of the warrants;

    -   the conversion/exercise price per share as of the date of the sale of the warrants, calculated as follows:

        -   if the conversion/exercise price per share is set at a fixed price, use the price per share established in the warrants; and

        -   if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of the warrants and determine the conversion price per share as of that date;

    -   the total possible shares to be received under the warrants (assuming complete conversion/exercise);

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of the warrants and the total possible number of shares to be received;

- the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the warrants calculated by using the conversion price on the date of the sale of the warrants and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of the warrants, calculated by subtracting the total conversion/exercise price on the date of the sale of the warrants from the combined market price of the total number of underlying shares on that date.

4. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the gross proceeds paid or payable to the issuer in the transaction;

- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment 2 above;

- the resulting net proceeds to the issuer; and

- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the warrants that are held by the selling shareholders that is disclosed in response to Comment 3 above.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to Comment 2 and the total possible discount to the market price of the shares underlying the warrants as disclosed in response to Comment 3 divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the note.

5. Please provide us, with a view towards disclosure in the prospectus, with the following information:

- whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the Shelter Island Term Loan; and

- whether – based on information obtained from the selling shareholder – the selling shareholder has an existing short position in the company's common stock and, if the selling shareholder has an existing short position in the company's stock, the following additional information

  - the date on which the selling shareholder entered into that short position; and

  - the relationship of the date on which the selling shareholder entered into that short position to the date of the announcement of the Shelter Island Term Loan and warrant transaction and the filing of the registration statement (e.g., before or after the announcement of the transaction, before the filing or after the filing of the registration statement, etc.).

6. Please provide us, with a view toward disclosure in the prospectus, with a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the note and warrants.

   If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact John Stickel at (202) 551-3324. If you need further assistance, you may contact me at (202) 551-3454.

Regards,

Sara Kalin
Branch Chief – Legal

cc: Via Facsimile (303) 629-7610
       Adam D. Averbach, Esq.

Berenbaum, Weinshienk & Eason, P.C.
370 Seventeenth Street, 48th Floor
Denver, Colorado 80202-5626